Exhibit 99.1

NAYAX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of June 30, 2024
(Unaudited)

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2024	2023

	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	61,912	38,386
Restricted cash transferable to customers for processing activity	54,397	49,858
Short-term bank deposits	24,137	1,269
Receivables in respect of processing activity	72,356	43,261
Trade receivable, net	47,019	41,300
Inventory	20,308	20,563
Other current assets	10,717	8,772
Total current assets	290,846	203,409

NON-CURRENT ASSETS:
Long-term bank deposits	2,119	2,304
Other long-term assets	5,571	5,883
Investment in associate	4,486	5,024
Right-of-use assets, net	6,373	5,341
Property and equipment, net	11,347	5,487
Goodwill and intangible assets, net	113,946	96,411
Total non-current assets	143,842	120,450
TOTAL ASSETS	434,688	323,859

F - 2

NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30	December 31
	2024	2023
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	34,530	47,477
Current maturities of long-term bank loans	2,386	1,101
Current maturities of loans from others and other long-term liabilities	4,451	5,422
Current maturities of leases liabilities	2,637	2,145
Payables in respect of processing activity	139,780	104,523
Trade payables	17,265	17,464
Other payables	31,122	25,650
Total current liabilities	232,171	203,782

NON-CURRENT LIABILITIES:
Long-term bank loans	15,417	327
Long-term loans from others and other long-term liabilities	20,762	14,476
Post-employment benefit obligations, net	715	427
Lease liabilities	4,412	4,149
Deferred income taxes	2,524	3,108
Total non-current liabilities	43,830	22,487
TOTAL LIABILITIES	276,001	226,269

EQUITY:
Share capital	9	8
Additional paid in capital	218,792	153,524
Capital reserves	10,129	9,643
Accumulated deficit	(70,243)	(65,585)
TOTAL EQUITY	158,687	97,590
TOTAL EQUITY AND LIABILITIES	434,688	323,859

F - 3

NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	142,049	108,569	78,087	56,159
Cost of revenues	(79,474)	(69,838)	(43,499)	(35,303)
Gross Profit	62,575	38,731	34,588	20,856

Research and development expenses	(12,762)	(10,106)	(6,417)	(4,970)
Selling, general and administrative expenses	(45,284)	(33,967)	(23,824)	(17,536)
Depreciation and amortization in respect of technology and capitalized development costs	(5,383)	(2,814)	(2,812)	(1,674)
Other expenses, net	(506)	-	(378)	-
Share of loss of equity method investee	(538)	(741)	(248)	(383)
Operating profit (loss)	(1,898)	(8,897)	909	(3,707)
Finance expenses, net	(5,989)	(118)	(3,601)	(40)
Loss before taxes on income	(7,887)	(9,015)	(2,692)	(3,747)
Income tax expense	(82)	(485)	(321)	(226)
Loss for the period	(7,969)	(9,500)	(3,013)	(3,973)

Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	(0.227)	(0.288)	(0.083)	(0.120)

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Loss for the period	(7,969)	(9,500)	(3,013)	(3,973)

Other comprehensive income (loss) for the period:
Items that may be reclassified to profit or loss:
Gains (loss) on cash flow hedges	(39)	-	3	-
Gain from translation of financial statements of foreign operations	525	109	314	70
Total comprehensive loss for the period	(7,483)	(9,391)	(2,696)	(3,903)

F - 5

NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2024	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes in the six months ended June 30, 2024:
Loss for the period						(7,969)	(7,969)
Issuance of ordinary shares	1	63,190	-	-	-	-	63,191
Other comprehensive income for the period	-	-	-	(39)	525	-	486
Employee options exercised	*	2,078	-	-	-	-	2,078
Share-based payment	-	-	-	-	-	3,311	3,311
Balance on June 30, 2024	9	218,792	248	9,506	375	(70,243)	158,687

Balance at January 1, 2023	8	151,406	248	9,503	20	(56,550)	104,635
Changes in the six months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(9,500)	(9,500)
Other comprehensive income for the period	-	-	-	-	109	-	109
Employee options exercised	*	1,242	-	-	-	-	1,242
Share-based payment	-	-	-	-	-	3,470	3,470
Balance on June 30, 2023	8	152,648	248	9,503	129	(62,580)	99,956

(*) Represents an amount lower than $1 thousand.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at April 1, 2024	9	217,330	248	9,503	61	(68,964)	158,187
Changes in the three months ended June 30, 2024:
Loss for the period	-	-	-	-	-	(3,013)	(3,013)
Other comprehensive loss for the period	-	-	-	3	314	-	317
Employee options exercised	*	957	-	-	-	-	957
Issuance of ordinary shares	*	505	-	-	-	-	505
Share-based compensation	-	-	-	-	-	1,734	1,734
Balance on June 30, 2024	9	218,792	248	9,506	375	(70,243)	158,687

Balance at April 1, 2023	8	151,710	248	9,503	59	(60,286)	101,242
Changes in the three months ended June 30, 2023:
Loss for the period	-	-	-	-	-	(3,973)	(3,973)
Other comprehensive income for the period	-	-	-	-	70	-	70
Employee options exercised	*	938	-	-	-	-	938
Share-based compensation	-	-	-	-	-	1,679	1,679
Balance on June 30, 2023	8	152,648	248	9,503	129	(62,580)	99,956

(*) Represents an amount lower than $1 thousand.

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(7,969)	(9,500)	(3,013)	(3,973)
Adjustments to reconcile net loss to net cash provided by operations (see Appendix A)	17,299	8,722	12,203	2,310
Net cash provided by (used in) operating activities	9,330	(778)	9,190	(1,663)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(9,788)	(7,984)	(5,417)	(4,449)
Acquisition of property and equipment	(1,009)	(274)	(849)	(178)
Loans granted to related company	(559)	(620)	(300)	(620)
Increase in bank deposits	(22,715)	(1,182)	312	(1,123)
Payments for acquisitions of subsidiaries, net of cash acquired	(14,934)	-	(14,934)	-
Interest received	1,045	448	612	424
Investments in financial assets	(284)	(97)	-	(97)
Proceeds from sub-lessee	111	69	56	69
Net cash used in investing activities	(48,133)	(9,640)	(20,520)	(5,974)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	62,686	-	-	-
Interest paid	(2,339)	(1,020)	(1,254)	(745)
Changes in short-term bank credit	(12,404)	10,874	7,051	6,643
Royalties paid in respect to government assistance plans	-	(67)	-	(67)
Receipt of long-term bank loans	17,000	-	-	-
Repayment of long-term bank loans	(2,180)	(502)	(1,916)	(248)
Repayment of long-term loans from others	(1,723)	(2,261)	(581)	(1,055)
Repayment of other long-term liabilities	(100)	(136)	(76)	(67)
Employee options exercised	2,626	1,033	1,730	937
Principal lease payments	(1,269)	(1,063)	(683)	(489)
Net cash provided by financing activities	62,297	6,858	4,271	4,909

Increase (Decrease) in cash and cash equivalents	23,494	(3,560)	(7,059)	(2,728)
Balance of cash and cash equivalents at beginning of period	38,386	33,880	68,569	33,212
Gains (losses) from exchange differences on cash and cash equivalents	(994)	537	(523)	424
Gains (losses) from translation differences on cash and cash equivalents of foreign operations	1,026	193	925	142
Balance of cash and cash equivalents at end of period	61,912	31,050	61,912	31,050

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NAYAX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	9,561	5,783	5,043	3,156
Post-employment benefit obligations, net	(5)	26	(9)	22
Deferred taxes	(772)	(72)	(283)	(36)
Finance expenses (income), net	2,562	(1,018)	1,750	(807)
Expenses in respect of long-term employee benefits	634	98	334	38
Share of loss of equity method investee	538	741	248	383
Long-term deferred income	570	(52)	261	(26)
Expenses in respect of share-based compensation	2,965	2,985	1,512	1,425
Total adjustments	16,053	8,491	8,856	4,155

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(4,539)	(16,456)	(447)	(6,493)
Increase in receivables from processing activity	(29,098)	(7,023)	(6,707)	(4,662)
Increase in trade receivables	(3,289)	(4,949)	(3,684)	(2,517)
Decrease (Increase) in other current assets	2,220	(238)	2,873	(1,237)
Decrease in inventory	1,445	850	901	4,432
Decrease in payables in respect of processing activity	35,257	31,510	9,304	15,095
Increase (Decrease) in trade payables	(269)	(2,032)	4,115	(4,516)
Decrease in other payables	(481)	(1,431)	(3,008)	(1,947)
Total changes in operating asset and liability items	1,246	231	3,347	(1,845)
Total adjustments to reconcile net loss to net cash provided by operations	17,299	8,722	12,203	2,310

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	130	2	130	2
Acquisition of right-of-use assets through lease liabilities	584	338	63	243
Share based payments costs attributed to development activities, capitalized as intangible assets	346	485	222	254
Recognition of receivable balance in respect of sub-lease against derecognition of right-of-use asset in respect of lease of buildings	-	455	-	455

F - 9

NAYAX LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
Nayax Ltd. (hereafter – the “Company”) was incorporated in January 2005. The Company provides processing and software as a service (SaaS) business operations solutions and services via a global platform. The Company is marketing its POS devices and SaaS solutions it developed in more than 60 countries worldwide through subsidiaries (the Company and the subsidiaries, hereafter – the “Group”) and through local distributors.

The Company is a public entity and its shares are being traded on the Tel Aviv Stock Exchange (TASE) since May 2021 and on the Nasdaq Global Select Market (Nasdaq) since September 2022 under the symbol NYAX. As of that date, the Company is dual listed on the Nasdaq and the TASE.

b.
"Swords of Iron" - War against terror organization Hamas - On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s government declared war against Hamas. Other terrorist organizations such as the Hezbollah in Lebanon on Israel's northern border have launched rocket attacks on Israel in support of Hamas. The military campaign against Hamas and other terrorist organizations is ongoing and could escalate in the future into a larger regional conflict. There is no certainty as to the duration, severity, results or implications of the war on the State of Israel generally or on the Company. While many of Israeli civilians were drafted to reserve duty, the company's headquarter activity located in Israel remained unharmed. The company has not experienced any material impact on its revenues, mainly due the fact that most of the company's revenues are generated overseas. As of the date of these financial statements, the end of the war is unknown

c.
On March 12, 2024, the Company successfully concluded an offering of 2,600,000 ordinary shares. The net proceeds from this sale amounted to approximately $62.7 million, after accounting for the underwriting discount, professional fees and other offering expenses.

d.
These condensed consolidated interim financial statements were approved by the Board of Directors on August 6, 2024 and should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2024.

NOTE 2 - BASIS OF PREPARATION OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

a.
These unaudited condensed consolidated interim financial statements of the Company as of June 30, 2024, and for the six-months and three-months interim periods ended on that date (hereinafter: "the Condensed Interim Financial Information") have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Information, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2023, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of the Group and in the six -months and three-months periods ended June 30, 2024, do not necessarily provide indication of the results that can be expected in the year ended December 31, 2024.

b.	Estimates and judgments

The preparation of the Condensed Interim Financial Information requires management to exercise judgment and use significant accounting estimates and assumptions. These affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ materially from these estimates. In preparing these Condensed Interim Financial Information, the significant accounting judgments and the uncertainties associated with key sources of estimates are consistent with those in the consolidated annual financial statements for the year ended December 31, 2023.

F - 10

NAYAX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

a.
Significant accounting policies and calculation methods that have been applied in the preparation of these Condensed Interim Financial Information are consistent with those used in the preparation of the Group's Consolidated Financial Statements for the year ended December 31, 2023.

New International Financial Reporting Standards, amendments to standards and new interpretations:

b.
In April 2024, the IASB issued IFRS 18, Presentation and disclosure in Financial Statements which replaces IAS 1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information. In addition, certain amendments have been made to IAS 7, Statements of Cash flows.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. Comparative periods in both interim and annual financial statements will need to be restated.

The Company is currently assessing the new requirements of IFRS 18.

NOTE 4 – REVENUE

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands

Revenue from the sale of integrated POS devices	42,507	39,952	24,709	19,833
Recurring revenue:
SaaS revenue	39,255	27,473	21,399	14,284
Payment processing fee	60,287	41,144	31,979	22,042
	99,542	68,617	53,378	36,326
Total	142,049	108,569	78,087	56,159

NOTE 5 – COST OF REVENUE

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	U.S. dollars in thousands

Cost of integrated POS devices sales	30,549	33,913	17,610	16,138
Cost of recurring revenue	48,925	35,925	25,889	19,165
Total	79,474	69,838	43,499	35,303

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NAYAX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD

a.	Acquisition of Roseman Engineering Ltd.

On April 1, 2024, (hereinafter "the acquisition date") the Company completed the acquisition of the entire share capital of Roseman Engineering Ltd. and Roseman Holdings Ltd. (hereinafter, together, "Roseman"). Roseman, a private entity incorporated under the laws of Israel, manage smart systems in the fields of refueling, charging stations and management systems for forecourts and vehicle fleets. The purchase consideration comprises of cash in amount of approximately $4,089 thousands (NIS 15,200 thousands), deferred consideration in amount of approximately $769 thousands (NIS 2,500 thousands) and the issuance of 19,722 Ordinary Shares worth of approximately $505 thousands (NIS 1,900 thousands) which presents their fair value through Company's equity transferred at the closing date, hence the purchase price will not exceed approximately $5,675 thousands (NIS 21,000 thousands). The final consideration is the subject to working capital adjustments.

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

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NAYAX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continued)

a.	Acquisition of Roseman Engineering Ltd. (continued)

US Dollars in thousands
Cash	4,089
Deferred consideration	769
Issuance of Ordinary Shares	505
Total	5,363

Amounts recognized on the acquisition date:
Cash and cash equivalents	401
Trade receivables	2,643
Inventory	1,269
Right of use assets	1,466
Other receivables	284
Property and equipment	158
Deferred Income	(693)
Trade payables	(635)
Other liabilities	(754)
Other payables	(1,744)
Lease liabilities	(1,466)
Total	929
Goodwill and identifiable intangible assets	4,434
Total	5,363

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and losses of the Group under the assumption that Roseman transaction was completed on January 1, 2024: (1) The Group’s revenues for the reported period ended June 30, 2024, would have been $143,883 thousand, compared to $142,049 thousand as reported, and; (2) The Group's losses for reported period ended June 30, 2024, would have been $8,165 thousand compared to $7,969 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating Roseman's results was $2,246 thousand during the reported period. Additionally, the consolidation of Roseman resulted in an increase of $196 thousand in the loss for the reported period ended June 30, 2024.

The accounting for the business combination is incomplete at the reporting date. The provisional amounts recognized for the acquired identifiable assets and liabilities are based on the information available at the date of the issuance of these condensed financial statements. The Company is still in the process of finalizing the fair value assessments of these items. In accordance with IFRS 3R, the measurement period is up to one year from the acquisition date, during which adjustments may be made to the provisional amounts as new information is obtained about facts and circumstances that existed as of the acquisition date.

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NAYAX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continue)

b.	Acquisition of VMtecnologia LTDA.
On April 30, 2024, the company successfully completed the acquisition of the entire share capital of VMtecnologia LTDA. (hereinafter "VM"), a Brazilian entity incorporated under the laws of Brazil and operates in the unattended retail market with an easy-to-use, proprietary and secure technology. VM's solution simplifies and enables the operation of autonomous stores with hardware, point-of-sale software, and payment solutions.

The purchase consideration comprised of (1) approximately $12,762 thousands in cash on the date of the closing (BRL 66,000 thousands) reduced by the Estimated Indebtedness and increased by the Estimated Cash, (2) Contingent consideration of approximately $8,508 thousands (BRL 44,000 thousands) which is subject to VM's revenues growth and other certain milestones. Except of a one individual seller that will receive certain portion by cash, the other sellers may receive, in company's sole discretion, up to 50% of the consideration in company's shares all to be paid in installments up to April 30, 2027 subject to certain revenue growth conditions, (3) Contingent consideration of approximately $5,317 thousands (BRL 27,500 thousands), where $4,834 thousands (BRL 25,000 thousands) shall be paid with the Company's shares, at the share price of the Company determined at the date of the closing and the remaining approximately $483 thousands (BRL 2,500 thousands) shall be paid in cash, both are due on April 30, 2027. The contingent consideration is subject to VM’s revenue performance, and (4) all subject to adjustments to final Cash, Indebtedness and Working Capital (as defined in the purchase agreement).

The acquisition has been accounted for using the acquisition method. The identifiable assets acquired, and liabilities assumed have been measured at fair values as of the acquisition date. The following table summarizes the fair values of the identifiable assets and liabilities at the acquisition date:

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NAYAX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continue)

b.	Acquisition of VMTecnologia LTDA. (continue)
US Dollars in thousands
Cash	11,345
Contingent Consideration	5,429
Total	16,774

Amounts recognized on acquisition date:
Cash and cash equivalents	99
Trade receivables	669
Other receivables	651
Property and equipment, net	6,648
Right of use	46
Trade payables	(407)
Other payables	(710)
Other liabilities	(684)
Lease liability	(53)
Long term liabilities	(433)
Deferred Tax Liability	(232)
Total	5,594

Goodwill and identifiable intangible assets	11,180
Total	16,774

The excess of the purchase consideration over the fair value of the net identifiable assets has been recorded as Goodwill. Goodwill represents the expected synergies and intangible assets that do not qualify for separate recognition.

The following is information about revenues and losses of the Group under the assumption that VM transaction was completed on January 1, 2024: (1) The Group’s revenues for the reported period ended June 30, 2024, would have been $145,457 thousand, compared to $142,049 thousand as reported, and; (2) The Group's losses for reported period ended June 30, 2024, would have been $ 7,078 thousand compared to $ 7,969 thousand as reported.

The additional revenue included in the consolidated income statement since the acquisition date resulting from consolidating VM's results was $ 1,947 thousand during the reported period. Additionally, the consolidation of VM resulted in a decrease by $ 319 thousand in the loss for the reported period ended June 30, 2024.

The accounting for the business combination is incomplete at the reporting date. The provisional amounts recognized for the acquired identifiable assets and liabilities are based on the information available at the date of the issuance of these condensed financial statements. The company is still in the process of finalizing the fair value assessments of these items. In accordance with IFRS 3R, the measurement period is up to one year from the acquisition date, during which adjustments may be made to the provisional amounts as new information is obtained about facts and circumstances that existed as of the acquisition date.

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NAYAX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EVENTS DURING THE REPORTING PERIOD (continue)
c.	On Track Innovation Ltd. – Israel Competition Authority

As previously disclosed, the Israeli Competition Authority (the “ICA”) has requested from the Company documents and information related mainly to its acquisition of On Track Innovation Ltd. The Company has provided the requested information and commenced discussions with the ICA

While we cannot predict the outcome, it is likely that if our discussions with the ICA are unsuccessful,  we expect the ICA would seek to take enforcement actions against the Company, which could include imposing a fine on the Company, the amount of which could be material. The dialog with the ICA continues and it is difficult to assess when or how this process will conclude, or what results it may have to the Company.

d.	Long Term Loan - Retail Pro International LLC acquisition

During 2023, the Company funded an acquisition of Retail Pro International LLC by the cash portion of the consideration payable at the closing, with a short-term credit facility that the Company received (see note 26 in the annual financial statements for the year ended December 31, 2023). On February 25, 2024, the Company received from the same lender an approval for a long-term loan through bank financing that was used to repay the short-term credit facility. The long-term loan was fully executed and bears a SOFR based variable interest rates. Under the credit facility above of the financing agreement, the Company is required to meet certain financial covenants.

As of the date of these condensed financial statements, the Company met all the covenants set by the lenders.

NOTE 7 - FINANCIAL INSTRUMENTS

Fair value of financial assets and financial liabilities

The carrying amounts of all financial assets and financial liabilities in the Company's statement of financial position reasonably approximate their fair value.

NOTE 8 - LOSS PER SHARE

a.	Basic

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue (in thousands excluding loss per share data):

	Six months ended on June 30		Three months ended June 30
	2024	2023	2024	2023
Loss for the period	(7,969)	(9,500)	(3,013)	(3,973)
Weighted average of ordinary shares	35,059	33,023	36,224	33,075
Basic loss per ordinary share	(0.227)	(0.288)	(0.083)	(0.120)

b.	Diluted

Instruments that can potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share, as their impact was anti-dilutive (thousands of shares):

	June 30, 2024	June 30, 2023
Options and unvested RSU issued as part of share-based payment	2,832	3,737

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NAYAX LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHARE BASED COMPENSATION

The Company grants Options and Restricted Stock Units (RSUs) to employees, executive management and directors as part of its equity compensation plans. RSUs represent the Company's commitment to issue shares to the recipient at a future date, subject to certain vesting conditions. During the six months ended on June 30, 2024, the company granted the following:

Grant date	Number of RSUs	Fair value
February 1, 2024	11,000	$26.5
February 27, 2024	51,598	$28.1
May 12, 2024	20,735	$29.2
June 25, 2024	180,172	$21.55

The vesting period of the RSUs is 4 years, with 25% vests on the first anniversary of the grant date, and after that, additional 6.25% of the vests on the last day of each subsequent calendar quarter.

In respect of employees and officers in Israel, all plans described above are supposed to be managed under the rules of the capital option, as set out in Section 102 of the Income Tax Ordinance. The allotments to Israelis who are not employees are subject to Section 3(i) to the Income Tax Ordinance. Overseas employees and service providers are subject to tax laws in their respective countries.

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